Pricing Supplement No. 2084C
To underlying supplement No. 1 dated October 1, 2012,
product supplement C dated September 28, 2012,
prospectus supplement dated September 28, 2012
and prospectus dated September 28, 2012
Registration Statement No. 333-184193 Dated July 2, 2014; Rule 424(b)(2)

Deutsche Bank AG, London Branch
$5,000,000 Notes Linked to the EURO STOXX 50® Index due September 30, 2016
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the EURO STOXX 50® Index (the “Underlying”) calculated based on the arithmetic average of the closing levels of the Underlying on the nine quarterly Averaging Dates starting from September 29, 2014 and ending on September 27, 2016.  If the arithmetic average of the closing levels on the Averaging Dates (the “Final Average Level”) is greater than the Initial Level of the Underlying on the Trade Date, investors will receive at maturity the principal amount of notes plus a return equal to 37.00% (the “Participation Rate”) of any increase of the Underlying from the Initial Level to the Final Average Level.  If, however, the Final Average Level is equal to or less than the Initial Level, investors will receive the principal amount of notes. Even if the Final Average Level is greater than the Initial Level, the return on the notes will be significantly lower than the percentage increase from the Initial Level to the Final Average Level, because it will be based on the Participation Rate. It’s also possible that the return on the notes will be significantly lower than the actual return of the Underlying as measured from the Trade Date to the final Averaging Date. The notes do not pay interest or dividends over the approximately 27-month term of the notes. Any Payment at Maturity, including payment of the principal amount, is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due September 30, 2016.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
•	The notes priced on July 2, 2014 (the “Trade Date”) and are expected to settle on July 8, 2014 (the “Settlement Date“).
Key Terms
Issuer:	Deutsche Bank AG, London Branch.
Issue Price:	100% of the Principal Amount.
Term:	Approximately 27 months
Underlying:	EURO STOXX 50® Index (Ticker: SX5E)
Minimum Payment Amount:	100% of the Principal Amount
Payment at Maturity:
At maturity, for each $1,000 Principal Amount of notes, you will be entitled to receive a cash payment equal to the Minimum Payment Amount plus the Additional Amount, which may be zero.
Any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

Additional Amount:	The Additional Amount will be equal to the greater of (a) zero and (b) $1,000 x (Underlying Return x Participation Rate).
Underlying Return:	Final Average Level – Initial Level
Initial Level
Participation Rate:	37.00%
Initial Level:	3,252.25, equal to the closing level of the Underlying on the Trade Date
Final Average Level:	The arithmetic average of the closing levels of the Underlying on each of the nine quarterly Averaging Dates
Trade Date:	July 2, 2014
Settlement Date:	July 8, 2014
Averaging Dates †:	September 29, 2014, December 29, 2014, March 27, 2015, June 29, 2015, September 28, 2015, December 29, 2015, March 29, 2016, June 27, 2016 and September 27, 2016
Maturity Date†:	September 30, 2016
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RLX9 / US25152RLX97
†	Subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $991.20 per $1,000 Principal Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Maximum Discounts and Commissions(1)	Minimum Proceeds to Us
Per Note	$1,000.00	$2.50	$997.50
Total	$5,000,000.00	$12,500.00	$4,987,500.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement. The notes will be sold with underwriting discounts and commissions of $2.50 per $1,000.00 Principal Amount of notes.

The agent for this offering is our affiliate. For more information, see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000.00	$644.00
Deutsche Bank Securities
July 2, 2014

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately four months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement C dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement C dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005091/crt_dp33018-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

All references to “Final Average Level” shall be deemed to refer to “Final Level” as used in the accompanying product supplement.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity on the Notes, Assuming a Range of hypothetical Underlying Returns?

The table below illustrates the Payment at Maturity per 1,000 Principal Amount of notes for a range of hypothetical Underlying Returns from -100.00% to +100.00%, reflects the Participation Rate of 37.00% and assumes an Initial Level of 3,000. The actual Initial Level is set forth on the cover of this pricing supplement. The following results are based solely on the hypothetical examples cited. The actual Payment at Maturity to a purchaser of the notes will be based on the Final Average Level, which will be calculated based on the arithmetic average of the closing levels of the Underlying on the nine quarterly Averaging Dates over the approximately 27-month term of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Underlying Return (%)	Additional Amount ($)	Payment at Maturity ($)	Return at Maturity (%)
100.00%	$370.00	$1,370.00	37.00%
75.00%	$277.50	$1,277.50	27.75%
60.00%	$222.00	$1,222.00	22.20%
50.00%	$185.00	$1,185.00	18.50%
40.00%	$148.00	$1,148.00	14.80%
35.00%	$129.50	$1,129.50	12.95%
30.00%	$111.00	$1,111.00	11.10%
25.00%	$92.50	$1,092.50	9.25%
10.00%	$37.00	$1,037.00	3.70%
5.00%	$18.50	$1,018.50	1.85%
0.00%	$0.00	$1,000.00	0.00%
-5.00%	$0.00	$1,000.00	0.00%
-10.00%	$0.00	$1,000.00	0.00%
-25.00%	$0.00	$1,000.00	0.00%
-50.00%	$0.00	$1,000.00	0.00%
-55.00%	$0.00	$1,000.00	0.00%
-75.00%	$0.00	$1,000.00	0.00%
-100.00%	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following three hypothetical examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Final Average Level is greater than the Initial Level, resulting in an Underlying Return of 10.00%. Because the Final Average Level is greater than the Initial Level, the investor receives a Payment at Maturity of $1,037.00 per $1,000 Principal Amount of notes (a 3.70% return on the notes), calculated as follows:

$1,000 + [$1,000 x (Underlying Return x Participation Rate)]
$1,000 + [$1,000 x (10.00% x 37.00%)] = $1,037.00

Example 2: The Final Average Level is equal to the Initial Level, resulting in an Underlying Return of 0.00%. Because the Final Average Level is equal to the Initial Level, the Additional Amount is $0.00. Accordingly, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes (a 0.00% return on the notes).

Example 3: The Final Average Level is less than the Initial Level, resulting in an Underlying Return of -20.00%. Because the Final Average Level is less than the Initial Level, the Additional Amount is equal to $0.00. The investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes (a 0.00% return on the notes).

Hypothetical Examples of Final Average Level Calculation

The following three hypothetical examples illustrate how the Final Average Level is calculated based on the hypothetical closing levels for each Averaging Date set forth in the tables below and the effect it has on the return on the notes.

Example 4:
Averaging Date	Closing Level of the Underlying	Performance of the Underlying, as Measured from the Initial Level to the Relevant Closing Level (%)
September 29, 2014	3,100	3.33%
December 29, 2014	3,200	6.67%
March 27, 2015	3,300	10.00%
June 29, 2015	3,400	13.33%
September 28, 2015	3,500	16.67%
December 29, 2015	3,600	20.00%
March 29, 2016	3,700	23.33%
June 27, 2016	3,800	26.67%
September 27, 2016	3,900	30.00%
	Final Average Level:	3,500
	Underlying Return:	16.67%
	Payment at Maturity:	$1,061.68
	Return on the Notes:	6.17%

In Example 4, the Final Average Level is calculated as follows:

Final Average Level	=	(3,100 + 3,200 + 3,300 + 3,400 + 3,500 + 3,600 + 3,700 + 3,800 + 3,900) / 9

	=	3,500

Because the level of the Underlying increases steadily over the term of the notes, the Final Average Level is less than the closing level of the Underlying on the final Averaging Date. Under these circumstances, you will not receive the full benefit of the increase in the Underlying from the Trade Date to the final Averaging Date. Because the Participation Rate is 37.00%, you will receive a positive return of 6.17% on the notes, which is significantly lower than the 16.67% increase of the Underlying from the Initial Level to the Final Average Level.

Example 5:
Averaging Date	Closing Level of the Underlying	Performance of the Underlying, as Measured from the Initial Level to the Relevant Closing Level (%)
September 29, 2014	3,200	6.67%
December 29, 2014	3,400	13.33%
March 27, 2015	3,600	20.00%
June 29, 2015	3,800	26.67%
September 28, 2015	3,600	20.00%
December 29, 2015	3,400	13.33%
March 29, 2016	3,200	6.67%
June 27, 2016	3,000	0.00%
September 27, 2016	2,800	-6.67%
	Final Average Level:	3,333.33
	Underlying Return:	11.11%
	Payment at Maturity:	$1,041.11
	Return on the Notes:	4.11%

In Example 5, the Final Average Level is calculated as follows:

Final Average Level	=	(3,200 + 3,400 + 3,600 + 3,800 + 3,600 + 3,400 + 3,200 + 3,000 + 2,800) / 9

	=	3,333.33

Because the level of the Underlying increases during the first half of the term of the notes before decreasing during the second half, the Final Average Level is greater than the closing level of the Underlying on the final Averaging Date. Under these circumstances, the method for calculating the Final Average Level causes the notes to outperform the performance of the Underlying from the Trade Date to the final Averaging Date. Because the Participation Rate is 37.00%, you will receive a positive return of 4.11% on the notes, which is significantly lower than the 11.11% increase of the Underlying from the Initial Level to the Final Average Level.

Example 6:
Averaging Date	Closing Level of the Underlying	Performance of the Underlying, as Measured from the Initial Level to the Relevant Closing Level (%)
September 29, 2014	2,400	-20.00%
December 29, 2014	2,100	-30.00%
March 27, 2015	2,200	-26.67%
June 29, 2015	2,500	-16.67%
September 28, 2015	2,900	-3.33%
December 29, 2015	3,100	3.33%
March 29, 2016	3,300	10.00%
June 27, 2016	3,600	20.00%
September 27, 2016	3,900	30.00%
	Final Average Level:	2,888.89
	Underlying Return:	-3.70%
	Payment at Maturity:	$1,000.00
	Return on the Notes:	0.00%

In Example 6, the Final Average Level is calculated as follows:

Final Average Level	=	(2,400 + 2,100 + 2,200 + 2,500 + 2,900 + 3,100 + 3,300 + 3,600 + 3,900) / 9

	=	2,888.89

Because the level of the Underlying decreases dramatically during the first half of the term of the notes before recovering and increasing well above the Initial Level by the end of the second half, the Final Average Level is less than both the closing level of the Underlying on the final Averaging Date and the Initial Level. Under these circumstances, you will not receive the full benefit of the increase in the Underlying from the Trade Date to the final Averaging Date. Because the Final Average Level is less than the Initial Level, you will not receive any positive return on the notes, even though the Underlying has increased 30.00% from the Trade Date to the final Averaging Date.

Selected Purchase Considerations

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PRESERVATION OF CAPITAL AT MATURITY – You will be entitled to receive at least 100% of the Principal Amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Underlying. Because the notes are our senior unsecured obligations, any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

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RETURN LINKED TO THE PERFORMANCE OF THE EURO STOXX 50® INDEX — The return on the notes, which may be positive or zero, is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index is composed of the stocks of 50 major companies in the Eurozone. These companies include market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries. This is only a summary of the EURO STOXX 50® Index. For more information on the EURO STOXX 50® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The EURO STOXX 50® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Under this treatment, regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity. Any income recognized upon a taxable disposition of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by contacting Deutsche Bank Structured Notes at 212-250-6064. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on a note.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the stocks composing the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement

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THE YIELD ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Average Level is greater than the Initial Level. Even if the return on the notes is positive, such return may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

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THE RETURN ON YOUR NOTES MAY BE LIMITED BECAUSE THE FINAL AVERAGE LEVEL IS CALCULATED ON THE QUARTERLY AVERAGING DATES — Because the Final Average Level is calculated based on the arithmetic average of the closing levels of the Underlying on the nine quarterly Averaging Dates, increases in the level of the Underlying on one or more Averaging Dates may be moderated, offset or more than offset by lesser increases or declines in the level of the Underlying on the other Averaging Dates. Therefore, your investment in the notes may not perform as well as an investment based solely on the performance of the Underlying on a single day. For example, if the level of the Underlying were to increase steadily over the term of the notes, the Final Average Level would be less than the closing level of the Underlying on the final Averaging Date and the Payment at Maturity would be significantly less than it would have been if the Final Average Level were calculated using only the closing level of the Underlying on the final Averaging Date. If the level of the Underlying decreases dramatically during the term of the notes before recovering and increasing above the Initial Level on the final Averaging Date, you may not receive any positive return on the notes, even though the level of the Underlying has increased from the Trade Date to the final Averaging Date. In addition, the level of the Underlying at various times during the term of the notes could be higher than the closing levels of the Underlying on the Averaging Dates. Accordingly, you may not benefit from any increase in the level of the Underlying between each of the Averaging Dates.

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THE PARTICIPATION RATE WILL REDUCE ANY POSITIVE RETURN ON THE NOTES — Your return on the notes might be less than the return on an investment which is based on the full performance of the Underlying. Because the Participation Rate is 37.00%, you will not fully participate in any increase in the level of the Underlying, as measured on the nine quarterly Averaging Dates.

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NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Underlying are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

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WE ARE ONE OF THE COMPANIES THAT MAKE UP THE UNDERLYING — We are one of the companies that make up the Underlying. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Underlying. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Underlying, or your notes. None of the other companies represented in the Underlying will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

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THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Underlying is composed of stocks denominated in, and the level of the Underlying is calculated in, Euros. Because the level of the Underlying is calculated in Euros and not in U.S. dollars, the performance of the Underlying will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Euro. Therefore, if the Euro strengthens or weakens relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return on the notes at maturity.

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IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR notes MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in a comparable change in the value of your notes.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in a positive return on the notes.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR BUYS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately four months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. We or our affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the composition of the Underlying;

•	the time remaining to the maturity of the notes;

•	the market prices of and dividend rates on the stocks composing the Underlying and changes that affect those stocks and their issuers;

•	interest rates and yields in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY AFFECT THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or its affiliates expects to conduct trading and hedging activities for us in connection with the notes, DBSI or its affiliates will likely profit in connection with such trading and hedging activities. You should be aware that the potential to earn a profit in connection with hedging activities may create an incentive for DBSI to sell the notes to you.

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WE, OUR AFFILIATES OR OUR AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, the amount that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event by the calculation agent could adversely affect the amount payable at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the daily closing levels of the Underlying from June 26, 2009 through June 26, 2014.  The closing level of the EURO STOXX 50® Index on July 2, 2014 was 3,252.25.  We obtained the historical closing levels of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical closing levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlying will result in a positive return on the notes.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the notes. DBSI will pay custodial fees to other broker-dealers of 0.25% or $2.50 per $1,000 Principal Amount of notes. Deutsche Bank AG will reimburse DBSI for such fees.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which will be the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.